SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ADAPTHEALTH CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00653Q102

(CUSIP Number)

Eric M. Albert

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-5647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00653Q102	Page 2

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,647,353
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,647,353

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,647,353
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (1)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)

The percentage set forth in Row 13 of this Cover Page is based on the 45,432,240 shares of Class A Common Stock (as defined in Item 1) outstanding as of May 1, 2020, as reported on Form 10-Q (as defined in Item 5).

CUSIP No. 00653Q102	Page 3

1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,804,585
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,804,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,804,585
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 45,432,240 shares of Class A Common Stock outstanding as of May 1, 2020, as reported on Form 10-Q.

CUSIP No. 00653Q102	Page 4

1	NAMES OF REPORTING PERSONS BlueMountain Summit Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,115,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,115,972

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 45,432,240 shares of Class A Common Stock outstanding as of May 1, 2020, as reported on Form 10-Q.

CUSIP No. 00653Q102	Page 5

1	NAMES OF REPORTING PERSONS BMSB L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,115,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,115,972

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 45,432,240 shares of Class A Common Stock outstanding as of May 1, 2020, as reported on Form 10-Q.

CUSIP No. 00653Q102	Page 6

1	NAMES OF REPORTING PERSONS BlueMountain Foinaven GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 688,613
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 688,613

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,613
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 45,432,240 shares of Class A Common Stock outstanding as of May 1, 2020, as reported on Form 10-Q.

CUSIP No. 00653Q102	Page 7

1	NAMES OF REPORTING PERSONS BlueMountain Foinaven Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 688,613
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 688,613

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,613
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 45,432,240 shares of Class A Common Stock outstanding as of May 1, 2020, as reported on Form 10-Q.

CUSIP No. 00653Q102	Page 8

Item 1. Security of the Issuer.

This Amendment No. 1 amends the Schedule 13D relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of AdaptHealth Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 220 West Germantown Pike, Suite 250, Plymouth Meeting, Pennsylvania 19462.

Item 2. Identity and Background.

Paragraphs (a), (b), (c) and (f) of the Schedule 13D are hereby deleted and replaced with the following:

(a-c) This Statement is being filed by the following beneficial owners of Class A Common Stock (each, a “Reporting Person”):

(i)	BMSB L.P., a Delaware limited partnership (“BMSB”), with respect to the Class A Common Stock directly owned by it;

(ii)	BlueMountain Summit Opportunities GP II, LLC, a Delaware limited liability company (“BMSB GP”), with respect to the Class A Common Stock directly owned by BMSB;

(iii)

BlueMountain Foinaven Master Fund L.P., a Cayman Islands exempted limited partnership (“BMFV” and, together with BMSB, the “BlueMountain Funds”), with respect to the Class A Common Stock directly owned by it;

(iv)	BlueMountain Foinaven GP, LLC, a Delaware limited liability company (“BMFV GP” and, together with BMSB GP, the “General Partners”), with respect to the Class A Common Stock directly owned by BMFV;

(v)

BlueMountain GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”), which serves as the sole owner of each General Partner, with respect to the Class A Common Stock directly owned by each BlueMountain Fund; and

(vi)

BlueMountain Capital Management, LLC, a Delaware limited liability company (“BMCM” or the “Investment Manager”), with respect to the Class A Common Stock directly owned by it and with respect to the Class A Common Stock directly owned by the BlueMountain Funds and over which BMCM has investment discretion.

The principal business of: (i) each BlueMountain Fund is to serve as a private investment fund; (ii) each General Partner is to serve as the general partner of the applicable BlueMountain Fund; (iii) GP Holdings is to serve as the sole owner of each of the General Partners; and (iv) the Investment Manager is to serve as investment manager to, and to make investment decisions on behalf of, certain private investment funds including the BlueMountain Funds.

The executive officers, directors and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Chief Investment Officer of the Investment Manager; Chief Executive Officer and Chief Investment Officer of GP Holdings; Manager of BMSB GP

Alan Gerstein	Manager of BMSB GP; Manager of BMFV GP

Elizabeth Gile	Manager of BMSB GP

Gary Linford	Manager of BMSB GP; Manager of BMFV GP

Mark Shapiro	Manager of BMSB GP; Manager of BMFV GP

The business address of BMFV is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The business address of BMSB, each General Partner, GP Holdings, the Investment Manager, Mr. Feldstein, Mr. Gerstein, Ms. Gile and Mr. Shapiro is 280 Park Avenue, 12th Floor, New York, New York 10017. The business address of Mr. Linford is c/o HighWater, Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, P.O. Box 30599, KY1-1203, Grand Cayman, Cayman Islands.

(f) Mr. Feldstein, Mr. Gerstein, Ms. Gile and Mr. Shapiro are each U.S. citizens. Mr. Linford is a South African citizen.

CUSIP No. 00653Q102	Page 9

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of the Schedule 13D are hereby deleted and replaced with the following:

(a-b) All percentages set forth in this Schedule 13D are based on the Issuer’s 45,432,240 shares of Class A Common Stock outstanding as of May 1, 2020, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 8, 2020 (“Form 10-Q”). The information set forth in Rows 7-13 of each Cover Page of this Schedule 13D is hereby incorporated herein by reference.

Each General Partner and GP Holdings expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing. BMCM expressly declares that this filing shall not be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by the BlueMountain Funds.

None of the Reporting Persons beneficially own any other shares of Class A Common Stock of the Issuer.

(c) During the last 60 days, no transactions in the Class A Common Stock were effected by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

(vi) Put/Call Option and Consent Agreement

On May 25, 2020, the Issuer entered into a Put/Call Option and Consent Agreement (the “Put/Call Option Agreement”) with BMSB, BMFV and the other parties identified therein (the “Option Parties”) pursuant to which the Option Parties may require the Issuer to purchase certain securities of the Issuer held by the Option Parties (collectively, “Interests”) during an exercise period ending on October 31, 2020 (the “Option Period”). During the Option Period, the Issuer may also require the Option Parties to sell the Interests to the Issuer.

The foregoing description of the Put/Call Option Agreement is a summary only and is qualified in its entirety by reference to the Put/Call Option Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

(vii) Voting Agreements

On May 25, 2020, each of BMSB and BMFV entered into a Voting Agreement (a “Voting Agreement”) with OEP AHCO Investment Holdings, LLC pursuant to which BMSB and BMFV agreed (i) to vote in favor of proposals made to shareholders regarding the removal of certain restrictions from securities of the Issuer and (ii) to vote against any proposals or other actions that would interfere with the removal of such restrictions.

The foregoing description of the Voting Agreements is a summary only and is qualified in its entirety by reference to the Voting Agreements, a form of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the 13D is hereby amended to include the following:

10. Put/Call Option and Consent Agreement dated as of May 25, 2020 by and among the parties identified therein, attached as Exhibit 2 hereto.

11. Form of Voting Agreement dated as of May 25, 2020, attached as Exhibit 3 hereto.

CUSIP No. 00653Q102	Page 10

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: May 27, 2020

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BMSB L.P.
BY: BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN FOINAVEN GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN FOINAVEN MASTER FUND L.P.
BY: BLUEMOUNTAIN FOINAVEN GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

CUSIP No. 00653Q102	Page 11

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)